OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	591176102	Page	2	of	11

1	NAMES OF REPORTING PERSONS: RFE Investment Partners V, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06-1408380

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,517,561

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,517,561

WITH:	8	SHARED DISPOSITIVE POWER:

		None.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	591176102	Page	3	of	11

1	NAMES OF REPORTING PERSONS: RFE Associates V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1408390

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		None.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,517,561

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None.

WITH:	8	SHARED DISPOSITIVE POWER:

4,517,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	591176102	Page	4	of	11

1	NAMES OF REPORTING PERSONS: RFE Management Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-2465998

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		None.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,517,561

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None.

WITH:	8	SHARED DISPOSITIVE POWER:

4,517,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	591176102	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Michael J. Foster

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		None.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,517,561

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None.

WITH:	8	SHARED DISPOSITIVE POWER:

4,517,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	591176102	Page	6	of	11

1	NAMES OF REPORTING PERSONS: James A. Parsons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		None.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,517,561

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None.

WITH:	8	SHARED DISPOSITIVE POWER:

4,517,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	591176102	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Howard C. Landis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		None.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,517,561

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None.

WITH:	8	SHARED DISPOSITIVE POWER:

4,517,561

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,517,561

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

36.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:

186 North Avenue East Cranford, NJ 07016
Item 2.
(a)	Names of persons filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:

c/o RFE Management Corp. 36 Grove Street New Canaan, CT 06840

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1)

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Pages, Items 5 through 11.

Amounts shown as beneficially owned include shares of Common Stock issuable upon conversion of the Issuer’s preferred stock, $0.001 par value per share, held by RFE Investment Partners V, L.P. (“RFE V”). The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 7,970,755 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, plus shares of Common Stock issuable upon the conversion of the Issuer’s Preferred Stock held by RFE V.

The securities are held directly by RFE V. RFE Associates V, L.P. (“RFE Associates”) is the general partner of RFE V. RFE Management Corp. (“RFE Management”) is an investment manager. Michael J. Foster, James A. Parsons, and Howard C. Landis are general partners of RFE Associates and officers or directors of RFE Management. RFE V, RFE Associates, RFE Management, and Messrs. Foster, Parsons, and Landis are collectively referred to as the “Reporting Persons” in this Schedule 13G.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.

Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct..
Dated: January 31, 2006

RFE Investment Partners V, L.P. RFE Associates V, L.P. RFE Management Corp.
By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or Managing Member or as Vice President for the above-listed entities

Michael J. Foster James A. Parsons Howard C. Landis
By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as Attorney-in-fact for the above-listed individuals

Power of Attorney
The undersigned hereby make, constitute and appoint each of Michael J. Foster and James A. Parsons, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), statements on Schedules 13G or 13D with respect to the securities of Metalico, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a joint filing agreement) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.
Dated: January 31, 2006

/s/ Michael J. Foster	/s/ Howard C. Landis

Michael J. Foster	Howard C. Landis

/s/ James A. Parsons

James A. Parsons